[Atmel Corporation Letterhead]
October 19, 2007
VIA EDGAR AND FACSIMILE (202) 772-9218
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian Cascio and Kristin Lochhead

Re:	Atmel Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed June 8, 2007
File No. 000-19032
Ladies and Gentlemen:
     Atmel Corporation (“Atmel” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received September 19, 2007, relating to the Company’s Form 10-K for the year ended December 31, 2006 (File No. 000-19032) originally filed with the Commission on June 8, 2007 (the “Form 10-K”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K.
Form 10-K for the fiscal year ended December 31, 2006
Consolidated Financial Statements
Note 17. Restructuring and Other Charges and Loss on Sale, page 136
1.	We reference your response to prior comment six in our letter dated August 8, 2007. We still do not understand why the accrual for the grant contract termination costs is included in the schedule of restructuring liability since this is not recorded pursuant to SFAS 146. In future filings please remove the grant contract termination accrual from the schedule of restructuring liabilities and separately discuss the nature and amounts of the grant contract termination or provide us with a more substantial basis for this accounting presentation.

The Company respectfully advises the Staff that the grant contract termination costs of $30 million was recorded as “Other Charges” within “Restructuring and Other Charges (Credits)

Securities and Exchange Commission
October 19, 2007

and Loss on Sale” on the consolidated statements of operations and was not recorded pursuant to Statement of Financial Accounting Standards No. 146 (“SFAS 146”). However, to provide more clarification, the Company will revise its future annual and interim filings beginning with the Form 10-Q for the quarter ended September 30, 2007, to remove the grant contract termination accrual from the schedule of restructuring liabilities and separately disclose the nature and amount of the grant contract termination costs.

2.	As a related matter, it is not clear why the contract termination costs are more accurately reflected within “restructuring and other charges and loss on sale” in the consolidated statement of operations rather than within the line item that the subsidy benefits were initially recorded. The ease of reconciling the accrual to the statement of operations does not appear to be a substantial reason. Please tell us the basis in GAAP for your accounting treatment.

The Company respectfully advises the Staff that as a result of discussions from our teleconference with the Staff on October 16, 2007, the Company will in its future annual and interim filings beginning with the Form 10-Q for the quarter ended September 30, 2007 disclose the grant contract termination costs as a separate financial statement line item on the consolidated statements of operations under the caption of “Grant Termination Costs” (or similar wording). The Company will also provide more information in a separate footnote on the time periods that the grants, that are subject to repayment, were initially recognized as a reduction of operating expenses and whether they were a reduction of cost of revenues or a reduction of research and development expense for the respective periods.
* * * * *

Securities and Exchange Commission
October 19, 2007

     We believe that the responses above should resolve the Staff’s remaining inquiries from the August 8, 2007 letter and the September 19, 2007 letter. Please direct any further questions or comments to me at (408) 436-4360. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (408) 487-2517, as well as that of Mr. Macias of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely, ATMEL CORPORATION
/s/ Robert Avery
Robert Avery
Vice President Finance and Chief Financial Officer

Enclosures

cc:	Jose Macias, Esq, Wilson Sonsini Goodrich & Rosati
Edward Jackson, PricewaterhouseCoopers LLP